SIMPLETEST BY IASSAY

Improving medical testing by putting the lab in the palm of your hand

🔵 **PITCH VIDEO** ⬜ **INVESTOR PANEL**



iassay.net   San Diego CA 🐦

`Technology` `Healthcare` `Medical Device` `Covid19` `Big Data`

Highlights

1 This is the 1st and only patented universal medical test reader

2 We're tapping into the $68 Billion Healthcare Data industry with a cloud computing solution

3 Our device eliminates manual errors which means better, faster, smarter healthcare for all

4 This device will improve the quality of Covid-19 testing

5 Experienced advisory board, including founder of Genoptix, Nanogen, MBI - all successfully exited

6 USPTO has already granted 2 patents for SimpleTest, with more patents pending

7 We have secured first revenues

7 We have secured first revenues

Our Team



Lonnie Adelman CEO

Successful at taking multiple products from concept to high volume manufacturing. Developed a variety of revolutionary devices including the first automated PCR machine and a magnetic labeling platform for DNA and protein detection to market

Remember when healthcare was about helping patients get better? The closed medical systems currently in use shortchange the people who need them most. SimpleTest was built to put patient care first.



George Foo Director of Operations & Supply Chain

Director for HP's inkjet cartridge supply chain & mftr operations. Extensive experience with New Product Introductions including: selection of materials, suppliers, design for logistics-negotiating costs, contracts, managing suppliers



Edward Strong Scientific Director

Ed has been involved in several early-stage genomic businesses as executive, founder, and advisory roles. His vision is to create user-friendly tools and resources that empower productivity, growth and change.



Tom Hayhurst Director of Business Development

Tom is an entrepreneur and business leader with broad commercialization expertise in both start-up and large multi-national Fortune 100 companies. Previously VP of Sales & Marketing for Berkeley HeartLab, and Product Manager of Abbott Laboratories

Healthcare is too important to monopolize. We have created a handheld diagnostic device that runs major medical tests quickly, accurately and for a fraction of the standard cost.

⚡ For too long huge healthcare technology companies have created closed systems that prioritize profits over patient care. Fortunately, technology innovation, spurred by the Covid-19 pandemic has helped achieve a breakthrough that will upend this $82 Billion industry. iAssay has developed a patented Point of Care (POC) testing device, SimpleTest, that completely changes the game.

✎ We've taken the lab, fixed it, and put it in your pocket.



👩 What is Point of Care?

Something hurts, maybe you ignore it at first, but after a couple of days it hurts enough that you finally decide to go to the doctor who orders a couple of basic tests. Now you've got to make an appointment, go to a lab, get the tests done and wait for the results. Finally you have a follow up with the doctor. If you're lucky the whole thing took a week, and that was before Covid. But, it doesn't have to be that way; POC test readers enable many of the most common laboratory tests to be done anywhere, with results in minutes. Even better, POC readers automate manual processes, which means less human errors, less false positives and better

patient outcomes.


iAssay

Meet what we believe to be the first and only universal POC testing device

The hallmark of a closed system is when everything is proprietary. *Their* test strips work on *their* device and *their* device only. Lonnie Adelman, iAssay's CEO had a better idea. He imagined a universal reader that allows hundreds of different tests from dozens of manufacturers all to be read on a single cloud-connected device. SimpleTest can analyze a wide array of tests including drugs of abuse, cardiology, hematology, OB/GYN, infectious diseases, oncology, and Covid-19.

💡 An idea is born

Lonnie Adelman is an engineer both by training and force of habit. An HP veteran, it was about 7 years ago that Lonnie first learned about point of care testing. He was dismayed that you couldn't perform the range of tests a patient needed with a single device, because each reader was limited to the set of tests belonging to a particular manufacturer.

🌳 After a year of tinkering Lonnie noticed that a commonality in the tests would allow for cross-platform reading. Then came a breakthrough. Smartphone technology had advanced to the point where it could be implemented into the reader! What was needed was an adapter, a modular system that would allow for interoperability. The addition of data syncing with multiple data cloud platforms was the final piece of the puzzle. The seeds of SimpleTest, a revolutionary, holistic solution, had taken root.


Management Team
Lonnie Adelman
Entrepreneur > 20 years
Commercialized 1st PCR machine
12-year veteran of HP
Tom Hayhurst
35 years in Diagnostic industry
Executive Business Consultant for the Biotech Industry
Senior executive positions at Abbott Labs, Amersham, & Behring
George Foo
Deep manufacturing and supply chain expertise
31 years at HP
Ed Strong
PhD, Genetics and Genomics, Cornell University
CEO, LifeGenomix
DNA Four, Inc.
Co-founder, MedGenomics
Scientific and Business Advisory Boards
Larry J. Kricka, PhD : POC expert; Past President, AACC, Emeritus Professor, Univ of Pennsylvania
Howard Robin, MD : Past President, SD Blood Bank / Cancer Society, 30 Years Sharp Healthcare Physician
Gene Tu : Founder Genoptix (Novartis), Nanogen, MBI, Successfully Exited
Richard Anglin, JD : CEO and Founder Telmedx
Deen Wong, MD : Pathologist, Sonic Labs

💰 The Opportunity

The POC testing industry has experienced explosive growth in the past year, which is only projected to increase for the foreseeable future. Added to this

which is only projected to increase for the foreseeable future. Added to this, SimpleTest's HIPAA compliant ability to sync with multiple cloud computing platforms enables anonymized data for research and big data mining, itself projected to be a staggering $68 Billion industry by 2025. SimpleTest has a range of application settings from Medical clinics, nursing homes, long term care facilities to workplace drug and covid testing, to individuals. Healthcare data providers such as Advera, Optum and Apixio would be an independent revenue stream.

🏆 **Competitor Landscape**

Feature	iAssay	Abbott iSTAT	Alere Epoc
Market Segment: Physician	✔	✔	✔
Market Segment: Home Health	✔	✖	✖
Multi-Source Test Cartridges	✔	✖	✖
Number of Compatible Test Cartridges	100+	18	2
Simple to Operate	✔	✖	✖
Wireless 3G/4G/NF/Wi-Fi Compatible	✔	✖	✖
Bluetooth Vital Sign Sensor Compatible	✔	✖	✖
Transparently Upgradable via Automatic Software Download	✔	✖	✖
Automatically populates Eletronic Health Records	✔	✔	✖
Facilitates Billing / Payment	✔	✖	✖
Price	Reagent Rental Program	$6-14K	$7-12K

▓ **Go To Market**

SimpleTest is ready to go to market today. Current partnerships with GattaCo, Vanderbilt Medical, and David Geffen School of Medicine have validated our business model. On the horizon are potential partnerships with worldwide, national and regional labs.

We're ready to tear down the barriers that have hindered healthcare for too long.

Now is the time to democratize medical testing, and transform data into treatment.

Join us in unleashing the future of medical care.

Downloads

SimpleTest Pitch Deck Rev 5.pdf